Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wave Life Sciences Ltd.:

We consent to the incorporation by reference in the registration statements (No. 333-208598 and No. 333-221480) on Form S-8 and (No. 333-215428) on Form S-3, as amended, of Wave Life Sciences Ltd., of our report dated March 12, 2018, with respect to the consolidated balance sheets of Wave Life Sciences Ltd. as of December 31, 2017 and 2016 and the related consolidated statements of operations, comprehensive loss, Series A preferred shares and shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2017 of Wave Life Sciences Ltd. filed on May 9, 2018.

/s/ KPMG LLP

Cambridge, Massachusetts

May 9, 2018